[redacted]

09055729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 26 2009
503

SEC FILE NUMBER
8- 47396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. RICE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Avenue
(No. and Street)

Portland	Maine	04103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(207)775-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Associates, CPAs
(Name – *if individual, state last, first, middle name*)

50 Forest Falls Drive	Yarmouth	Maine	04096
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, William R. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. R. Rice Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN REED
Notary Public, Maine
My Commission Expires October 23, 2009
State of ME, County of Cumberland
Signed before me on this 25 Feb day of 2009, by William Rice
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith & Associates, CPAs

A Professional Association

50 Forest Falls Drive, Suite 3 • Yarmouth, Maine 04096
Ph (207) 846-8881 • Fax (207) 846-8882
www.smithassociatescpa.com

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine

We have audited the financial statements of W.R. Rice Financial Services, Inc. for the year ended December 31, 2008, and have issued our report thereon dated January 16, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated July 24, 2008 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of W.R. Rice Financial Services, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Our audit opinion, the audited financial statements, and the notes to financial statements should only be used in their entirety. Inclusion of the audited financial statements in a client prepared document, such as an annual report, should be done only with our prior approval and review of the document. Our responsibility for other information in documents containing the Company's financial statements and report does not extend beyond the financial information identified in the report. We do not have an obligation to perform any procedures to corroborate other information contained in such documents.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in writing in the engagement letter dated July 24, 2008.

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by W.R. Rice Financial Services, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

- Management's estimate of the useful lives of property and equipment and the resultant computation of depreciation expense for the period.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

During our audit we did not make any adjustments.

Disagreements with Management

For the purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or audit matter, whether or not resolves to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.

Management Representation

We have requested certain representations from the management that are included in the management representation letter dated January 16, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the governmental unit's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to the retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of W.R. Rice Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Associates

SMITH & ASSOCIATES, CPAs
A Professional Association

Yarmouth, Maine
January 16, 2009

W. R. RICE FINANCIAL SERVICES, INC.

PORTLAND, MAINE

FINANCIAL AUDIT REPORT

DECEMBER 31, 2008

W. R. RICE FINANCIAL SERVICES, INC.
DECEMBER 31, 2008

TABLE OF CONTENTS

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS	**EXHIBIT**
Independent Auditors' Report	
Financial Statements	
Balance Sheet	A
Statement of Operations	B
Statement of Changes in Stockholders' Equity	C
Statement of Cash Flows	D
Notes to Financial Statements	
Supplementary Information	
Supplementary Report of Independent Auditors	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	
Reconciliation of Computation of Net Capital	
Statement Regarding Rule 15c3-3	

Smith & Associates, CPAs
A Professional Association

50 Forest Falls Drive, Suite 3 • Yarmouth, Maine 04096
Ph (207) 846-8881 • Fax (207) 846-8882
www.smithassociatescpa.com

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors
W. R. Rice Financial Services, Inc.
Portland, Maine

We have audited the accompanying balance sheet of W.R. Rice Financial Services, Inc. as of December 31, 2008 and the related statement of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. at December 31, 2008 and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Associates

SMITH & ASSOCIATES, CPAs
A Professional Association

Yarmouth, Maine
January 16, 2009

EXHIBIT A

W. R. RICE FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2008

Assets	
Current Assets	
Cash & Cash Equivalents	$ 26,485
Commissions Receivable	4,629
Other Receivables	36,000
Prepaid Expenses	541
Marketable Securities	136,844
Total Current Assets	$ 204,499
Property & Equipment	$ 47,785
Less: Accumulated Depreciation	(39,228)
Property & Equipment, Net	$ 8,557
Total Assets	$ 213,056
Liabilities & Stockholders Equity	
Current Liabilities	
Accounts Payable	$ 3,871
Accrued Expenses	3,639
Note Payable – Line of Credit	36,000
Total Current Liabilities	$ 43,510
Stockholders' Equity	
Common Stock, No Par:	
Authorized 3,000 Shares; Issued & Outstanding 3,000 Shares	$ 20,000
Additional Paid-In Capital	20,000
Retained Earnings	92,296
Unrealized Holding Gains	37,250
Total Stockholders' Equity	$ 169,546
Total Liabilities & Stockholders' Equity	$ 213,056

See Accompanying Notes and Accountants' Report.

EXHIBIT B

W. R. RICE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 480,728
Financial Planning & Advisory Fees	42,288
Total Revenues	$ 523,016
Operating Expenses	
Commissions Paid	$ 321,283
Officers' Salary	86,369
Office Rent	24,000
Other Wages	14,183
Repairs and Maintenance	12,561
Insurance	8,989
Professional Fees	8,800
Payroll Taxes	8,051
Telephone and Utilities	7,901
Regulatory Fees	5,005
Office Supplies and Postage	4,258
Cantella Maintenance Fees	2,635
Travel and Entertainment	1,992
Equipment Rental	1,502
Depreciation and Amortization	1,428
Computer Expenses	1,354
Memberships, Publications and License Fees	1,142
Advertising and Promotion	562
Miscellaneous	415
Charitable Contributions	250
Rep. Expense Reimbursement	(28,696)
Total Operating Expenses	$ 483,984
Net Operating Income (Loss)	$ 39,032
Other Income (Expense)	
Other Income	$ 23
Interest Income	519
Interest Expense	(110)
Total Other Income (Expense)	$ 432
Net Income (Loss)	$ 39,464

See Accompanying Notes and Accountants' Report.

EXHIBIT C

W. R. RICE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Additional Paid-In Capital	Common Stock	Retained Earnings	Unrealized Holding Gains	Total
Balance, January 1, 2008	$ 20,000	$ 20,000	$ 101,789	$ 174,482	$ 316,271
Net Income	0	0	39,464	0	39,464
Distributions to Shareholder	0	0	(48,957)	0	(48,957)
Changes in Unrealized Holding Gains (Losses)	0	0	0	(137,232)	(137,232)
Balance, December 31, 2008	$ 20,000	$ 20,000	$ 92,296	$ 37,250	$ 169,546

See Accompanying Notes and Accountants' Report.

EXHIBIT D

W. R. RICE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From (To) Operating Activities	
Net Income (Loss)	$ 39,464
Adjustments To Reconcile Net Income (Loss) To Net Cash (Used) By Operating Activities	
Depreciation & Amortization	1,428
Changes in Operating Assets & Liabilities	
Commissions Receivable	920
Other Receivables	(36,000)
Prepaid Expenses	725
Accounts Payable & Accrued Expenses	30,686
Net Cash Provided (Used) By Operating Activities	$ 37,223
Cash Flows From (To) Investing Activities	
Purchase of Property & Equipment	$ (2,859)
Purchase of Marketable Securities	0
Net Cash Provided (Used) By Investing Activities	$ (2,859)
Cash Flows From (To) Financing Activities	
Distribution to Stockholders	$ (48,957)
Net Cash Provided (Used) by Financing Activities	$ (48,957)
Net Increase (Decrease) in Cash	$ (14,593)
Cash – January 1, 2008	41,078
Cash – December 31, 2008	$ 26,485
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 110

See Accompanying Notes and Accountants' Report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

W. R. Rice Financial Services, Inc. (the Company) was incorporated in 1994 under the laws of the State of Maine. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA (Financial Industry Regulatory Authority) and SIPC (Securities Investor Protection Corporation).

Accounting Method

The Company maintains its accounting records on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Property and equipment which is stated at costs consists of the following:

	Cost	Accumulated Depreciation	Book Value
Leasehold Improvements	$ 19,760	$ 16,593	$ 3,167
Office Furniture & Equipment	28,025	22,635	5,390
Total	$ 47,785	$ 39,228	$ 8,557

For book purposes, depreciation is computed using the straight-line method over estimated useful lives from five to seven years. Accelerated depreciation is utilized for tax purposes.

Revenue

Commission revenues are recorded on a trade date basis.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses advertising costs as incurred.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

NOTE 2 – CASH COLLATERALIZATION

W. R. Rice Financial Services, Inc. maintains its cash balances at one financial institution. These balances are insured fully by the Federal Deposit Insurance Corporation.

NOTE 3 - MARKETABLE SECURITIES

Investments in marketable equity securities are stated at fair market value. Cost and fair value of marketable securities available for sale at December 31,2008 are as follows:

	Cost	Unrealized Gain	Fair Value
Marketable Securities	$ 99,594	$ 37,250	$136,844

NOTE 4 - RELATED PARTY TRANSACTIONS

In November 1997 the Company began leasing office space from its majority stockholder. The rent paid for in 2008 was $24,000. There was no formal lease agreement as of December 31, 2008. At year end the Company was owed $36,000 from its only stockholder.

NOTE 5 – ADVERTISING

Direct response advertising consists of various forms of media advertising. The total advertising costs for 2008 were $562.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2008, the Company's net capital for regulatory purposes was $85,261, which exceeded its required net capital of $5,000 by $80,261 and the percentage of aggregate indebtedness to net capital was 51.03 %.

NOTE 7 - INCOME TAXES

The stockholder filed an election for the corporation to be taxed since inception under the provisions of Sub-Chapter S of the 1986 Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 8 - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 9 - LEASE COMMITMENT

The Company leased office equipment under an Operating Lease that will expire in September, 2011. Rent expense under this lease for the years ended December 31, 2008 totaled $1,405.

Future minimum payments under Operating Leases as of December 31, 2008 are as follows:

2009	$ 1,405
2010	1,405
2011	1,054
Total	$ 3,864

NOTE 10 – LINE OF CREDIT

The Company has a $50,000 line of credit agreement with TD BankNorth at a fixed interest rate of 5.24% and is unsecured. At December 31, 2008 the outstanding balance was $36,000.

Smith&Associates, CPAs
A Professional Association

50 Forest Falls Drive, Suite 3 • Yarmouth, Maine 04096
Ph (207) 846-8881 • Fax (207) 846-8882
www.smithassociatescpa.com

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Report of Independent Auditors

Board of Directors
W. R. Rice Financial Services, Inc.
Portland, Maine

In planning and performing our audit of the financial statements of W. R. Rice Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Associates

SMITH & ASSOCIATES, CPAs
A Professional Association

Yarmouth, Maine
January 16, 2009

W. R. RICE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

Credits	
Stockholders' Equity	$ 169,546
Debits	
Nonallowable Assets:	
Property & Equipment	$ 8,557
Receivables from Non-Customers	36,000
Prepaid Expenses	541
Haircuts on Marketable Securities (274,076 x 15%)	20,527
Undue Concentration	18,660
Total Debits	$ 84,285
Total Capital	$ 85,261
Minimum Net Capital – The Greater of 6 2/3% of Aggregate Indebtedness of $2,901 or $5,000.	(5,000)
Excess Net Capital	$ 80,261
Ratio of Aggregate Indebtedness to Net Capital	51.03%
Total Aggregate Indebtedness	$ 43,510

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

SUPPLEMENTARY
INFORMATION

W. R. RICE FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM x-17a-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2008

Net Capital as reported in Company's December 31, 2008 Unaudited Filing of Part IIA of Form X-17A-5	$ 85,260
Net Audited Adjustments – Rounding	1
Net Capital as Reported on Schedule 1 of the Additional Information	**$ 85,261**

W. R. RICE FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

END